SEC 17009645 Mail Processing Section MAR 06 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 38937

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUAYLE & CO., SECURITIES

OFFICIAL USE ONLY — FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9400 S. SAGINAW ST. SUITE B
(No. and Street)

GRAND BLANC (City) MI (State) 48439 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. QUAYLE 810 771-4178
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON JR., CPA
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DR. SUITE 508 W. SOUTHFIELD, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ROBERT A. QUAYLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUAYLE & CO., SECURITIES, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL KING
Notary Public - Michigan
Livingston County
My Commission Expires Jun 16, 2018
Acting in the County of Genesee

Signature

PRINCIPAL
Title

Michael King 2-28-2017
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Quayle & Co. Securities

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended 2016

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Quayle & Co., Securities
9400 S. Saginaw Street
Grand Blanc, MI 48439

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Quayle & Co., Securities as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Quayle & Co., Securities management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quayle & Co., Securities as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Quayle & Co., Securities financial statements. Supplemental Information is the responsibility of Quayle & Co., Securities management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 24, 2017

Quayle & Co. Securities

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended 2016

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
1011 · Cash in Brokerage- Ameritrade	5,064.90
1013 · Cash in Bank-CRD account	343.77
1021 · - Chase Bank Checking	9,118.41
1022 · Quayle Financial Group	23,345.88
Total Checking/Savings	37,872.96
Accounts Receivable	
1080 · Accts. Receivable - OPP.	-250.00
1115 · Accts. Receivable - Other	-50.00
Total Accounts Receivable	-300.00
Other Current Assets	
1025 · Investments/Ameritrade	11,687.56
1100 · Investments Oppenheimer	1,044.77
12000 · Undeposited Funds	300.00
Total Other Current Assets	13,032.33
Total Current Assets	50,605.29
Fixed Assets	
1520 · Equipment	5,517.00
1570 · Accumulated Depreciation	-5,517.00
Total Fixed Assets	0.00
TOTAL ASSETS	**50,605.29**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2135 · Accrued Liabilities	132.99
Total Other Current Liabilities	132.99

Total Current Liabilities	132.99
Total Liabilities	132.99
Equity	
30000 · Opening Balance Equity	1,000.00
3005 · Additional Paid in Capital	4,045.00
3010 · Retained Earnings	-174,806.03
Net Income	220,233.33
Total Equity	50,472.30
TOTAL LIABILITIES & EQUITY	**50,605.29**

The accompanying notes are an integral part of these financial statements.

Quayle & Co. Securities

Financial Statements

Statement of Operations

As of and for the Year-Ended 2016

	Jan - Dec 16
Income	
4010 · Commissions Earned	371,039.34
4076 · Mart to Market Adjustments	2,886.53
4095 · Dividend Income	55.04
Total Income	373,980.91
Expense	
6120 · Bank Service Charge	126.50
6128 · Commission Expense	72,000.00
6140 · Contributions	100.00
6205 . Filing Fees	25.00
6225 · Advertising	280.00
6180.2 · Insurance - SIPC	678.00
6295 · Reimbursement	31,465.67
6227 · Promotional Expense	900.00
6231 · Fees & Licenses	4,712.90
6250 · Postage & Delivery	483.58
6290 · Rent	13,200.00
6340 · Telephone	197.00
6550 · Office Supplies	792.43
66553 · Office Expense	25,786.50
6651 · Auditing Fees	3,000.00
Total Expense	153,747.58
Net Income	220,233.33

The accompanying notes are an integral part of these financial statements.

Quayle & Co. Securities

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	220,233.33
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1025 · Investments/Ameritrade	-10,864.52
2135 . Accrued Liabilities	-567.01
Net cash provided by Operating Activities	208,801.80
FINANCING ACTIVITIES	
3010 · Retained Earnings	-197,500.00
Net cash provided by Financing Activities	-197,500.00
Net cash increase for period	11,301.80
Cash at beginning of period	26,871.16
Cash at end of period	**38,172.96**

The accompanying notes are an integral part of these financial statements.

Quayle & Co. Securities

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended 2016

	Total Owners Equity
Balance at January 1, 2016	$27,738
Net Income(Loss) for the year ended 12/31/16	$220,234
Capital Contributions	0
Capital Withdrawal	($197,500)
Prior Period Adjustment	-
Balance at December 31, 2016	$50,472

Quayle & Co. Securities

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended 2016

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Ameritrade.

Balance as such claims on January 1, 2016	**$ -0**
Additions	**-0**
Reductions	**-0**
Balance of such claims at December 31, 2016	**$ 0**

QUAYLE & CO., SECURITIES
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Quayle & Co., Securities (the Company) was organized in the State of Michigan effective October 22, 1987. The Company has adopted a calendar year.

Description of Business

The Company, located in Grand Blanc, MI. is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held at the clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

QUAYLE & CO., SECURITIES
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others.

Concentrations

The Company's concentration is services are sales of securities, annuities, and insurance.

SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 24, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exempted provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to its clearing broker dealer.

NOTE D – LEASES

The Company leases office space in an amount of $13,200.00 annually.

NOTE E – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an assets or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority

To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

> *Level 1* – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation are obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets.
>
> *Level 2* – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.
>
> *Level 3* – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at December 31, 2016 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2016		
Marketable Securities	$ 12,732	$ 12,732
Total	$ 12,732	$ 12,732

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was $55.04 in dividend income.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2016		
Marketable Securities	$ 12,732	$ 12,732
Total	$ 12,732	$ 12,732

Cost and fair value of money market funds and marketable securities at December 31, 2016 are as follows:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value

December 31, 2016				
Available for Sale:				
Marketable Securities	$ 9,790	2,942	0	$ 12,732
Totals	$ 9,790	$2,942	0	$ 12,732

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE G – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE H – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Quayle & Co. Securities
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Computation of Net Capital

Stockholder's Equity			$ 50,472.
Non-Allowable Assets			
XX	$ 0.0		
XX	0.0		
XX	0.0		
Total Non-Allowable Assets		$ (0.0)	
Haircuts on Securities Positions			
Securities Haircuts	$ (1,875)		
Undue Concentration Charges	0.0		
Total Haircuts on Securities Positions		$ (1,875)	
Net Allowable Capital			$ 48,597.

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 9
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000.
Net Capital Requirement	5,000.
Excess Net Capital	43,597

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 133
Percentage of Aggregate Indebtedness to Net Capital	0.27%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2016	$ 48,597.
Adjustments	
Increase (Decrease) in Equity	$0
(Increase) Decrease in Non-Allowable Assets	0
(Increase) Decrease in Securities Haircuts	0
Net Capital per Audit	$ 48,597
Reconciled Difference	$0

Quayle & Co. Securities
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $48,597 which was $43,597 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.27%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis. The clearing firm is TD Ameritrade.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

[redacted]

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Board of Directors
Quayle & Co. Securities
1063 W. Hill Road
Suite G
Flint, MI 48507

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by Quayle & Co, Securities. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Quayle & Co, Securities Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Quayle & Co, Securities' management is responsible for Quayle & Co, Securities compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $333.21, paid by ck#1435 on 7/29/2016.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Quayle & Co, Securities had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

February 24, 2017

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

February 24, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Quayle & Co. Securities has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2016 through December 31, 2016. Quayle & Co. Securities, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis. Quayle & Co. Securities' past business has been of similar nature and has complied to this exemption since its inception, October 22, 1987

Robert Quayle, the president of Quayle & Co. Securities has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Robert Quayle has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Quayle & Co. Securities' compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (810) 771-4178.

Very truly yours,

Quayle & Co. Securities
Robert Quayle
President

Edward Richardson, Jr., CPA

February 24, 2017

Board of Directors
Quayle & Co. Securities
9400 S. Saginaw Street, Suite B
Grand Blanc, MI 48439

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Quayle & Co. Securities identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Quayle & Co. Securities claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Quayle & Co. Securities stated that Quayle & Co. Securities met the identified exemption provisions throughout the most recent fiscal year without exception. Quayle & Co. Securities 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quayle & Co. Securities compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA